# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CalciMedica, Inc., CIK 0001534133
CUSIP: 38942Q202
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-085503
Filed by CIK 0001612448

## Reporting persons
- Revelation Healthcare Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund I GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Revelation Healthcare Fund I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott Halsted: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Boggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CalciMedica, Inc.
Address of issuer's principal executive offices: 505 Coast Boulevard South, Suite 307, La Jolla, CA 92037

## Item 2. Person Filing
Name of person filing:
(i) Revelation Healthcare Fund I, L.P., a Delaware limited partnership ("Healthcare Fund I").
(ii) Revelation Healthcare Fund I GP, L.P., a Delaware limited partnership ("Healthcare Fund I GP LP").
(iii) Revelation Healthcare Fund I GP, LLC, a Delaware limited liability company ("Healthcare Fund II GP LLC").
(iv) Scott Halsted, a citizen of the United States of America ("Halsted").
(v) Michael Boggs, a citizen of the United States of America ("Boggs").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 300 Turney Street, Sausalito, CA 94965.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Revelation Healthcare Fund I, L.P.: /s/ Michael Boggs, Managing Member of General Partner of General Partner (02/14/2025)
- Revelation Healthcare Fund I GP, L.P.: /s/ Michael Boggs, Managing Member of General Partner (02/14/2025)
- Revelation Healthcare Fund I GP, LLC: /s/ Michael Boggs, Managing Member (02/14/2025)
- Scott Halsted: /s/ Scott Halsted, Scott Halsted (02/14/2025)
- Michael Boggs: /s/ Michael Boggs, Michael Boggs (02/14/2025)